Fusion Fuel Green PLC

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland

March 26, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Fuel Green PLC Registration Statement on Form F-3 File No. 333-276880

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on March 25, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on Wednesday, March 27, 2024, or as soon thereafter as practicable, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date. We will advise the Staff as soon as possible once we are ready to again request effectiveness of the Registration Statement.

Sincerely,
FUSION FUEL GREEN PLC
By:	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves Chief Executive Officer